Exhibit 4.2

DESCRIPTION OF BLUE FOUNDRY BANCORP’S SECURITIES

As of July 15, 2021, the common stock of Blue Foundry Bancorp (“Blue Foundry”) is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended.

The following description of our common stock, certain provisions of our certificate of incorporation and bylaws and certain provisions of Delaware law is a summary and is qualified in its entirety by reference to our Certificate of Incorporation, Bylaws and the Delaware General Corporation Law (the “DGCL”). Copies of our Certificate of Incorporation and our Bylaws have been filed with the Securities and Exchange Commission (the “SEC”) and are filed as exhibits to Blue Foundry’s Annual Report on Form 10-K filed with the SEC of which this Exhibit is a part.

General

Blue Foundry is authorized to issue 70,000,000 shares of common stock, par value of $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock.

Voting Rights

The holders of common stock of Blue Foundry have exclusive voting rights in Blue Foundry. They elect Blue Foundry’s board of directors and act on other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the then-outstanding shares of Blue Foundry Bancorp’s common stock, however, is not entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If Blue Foundry issues shares of preferred stock, holders of the preferred stock may also possess voting rights.

Preemptive Rights

Holders of the common stock of Blue Foundry are not entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Dividends

Blue Foundry may pay dividends on its common stock if, after giving effect to such dividends, it would be able to pay its debts in the usual course of business and its total assets would exceed the sum of its total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights on dissolution are superior to those receiving the dividends. However, even if Blue Foundry’s assets are less than the amount necessary to satisfy the requirement set forth above, Blue Foundry may pay dividends from: its net earnings for the fiscal year in which the distribution is made; its net earnings for the preceding fiscal year; or the sum of its net earnings for the preceding eight fiscal quarters. The payment of dividends by Blue Foundry is also subject to limitations that are imposed by applicable regulation, including restrictions on payments of dividends that would reduce Blue Foundry’s assets below the then-adjusted balance of its liquidation account. The holders of common stock of Blue Foundry will be entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor. If Blue Foundry issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Blue Foundry’s principal assets and sources of income consist of investments in our operating subsidiaries, which are separate and distinct legal entities.

Preferred Stock

None of Blue Foundry’s authorized shares of preferred stock have been issued. Preferred stock may be issued with preferences and designations as our board of directors may from time to time determine. Our board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Certain Certificate of Incorporation and Bylaw Provisions Affecting Stock

Blue Foundry’s Certificate of Incorporation and Bylaws contain several provisions that may make Blue Foundry a less attractive target for an acquisition of control by anyone who does not have the support of Blue Foundry’s board of directors. Such provisions include, among other things, a prohibition on any person from voting more than 10% of our outstanding shares of common stock. Furthermore, shares of restricted stock and stock options that we have granted or may grant to employees and directors, stock ownership by our management and directors, shares held by the employee stock ownership plan and other factors may make it more difficult for companies or persons to acquire control of Blue Foundry without the consent of our board of directors. Additionally, our Bylaws provide that we will indemnify our directors and executive officers to the fullest extent permitted by law. The foregoing is qualified in its entirely by reference to Blue Foundry’s Certificate of Incorporation and Bylaws, both of which are on file with the SEC.

Restrictions on Ownership

Under the federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve if any person (including a company), or group acting in concert, seeks to acquire “control” of a bank holding company or bank. An acquisition of “control” can occur upon the acquisition of 10% or more of a class of voting securities of a bank holding company or bank or as otherwise defined by the Federal Reserve. Under the Change in Bank Control Act, the Federal Reserve has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition.

Federal Conversion Regulations

The conversion of Blue Foundry, MHC and Blue Foundry from the mutual holding company form of organization to a fully public stock holding company structure was completed on July 15, 2021. Without the prior written approval of the Federal Reserve, no person may make an offer or announcement of an offer to purchase shares or actually acquire shares of a converted institution or its holding company for a period of three years from the date of the completion of the conversion if, upon the completion of such offer, announcement or acquisition, the person would become the beneficial owner of more than 10% of the outstanding stock of the institution or its holding company. The Federal Reserve has defined “person” to include any individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities of an insured institution. However, offers made exclusively to a bank or its holding company, or to an underwriter or member of a selling group acting on the converting institution’s or its holding company’s behalf for resale to the general public, are excepted. The regulation also provides civil penalties for willful violation or assistance in any such violation of the regulation by any person connected with the management of the converting institution or its holding company or who controls more than 10% of the outstanding shares or voting rights of a converted institution or its holding company.